FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 000-30850
Valcent Products Inc.

789 West Pender Street
Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Intellectual Property Sales and Purchase Agreement

On May 28, 2009, Valcent Products, Inc. (the Company) executed a conditional purchase agreement to acquire all ownership rights and intellectual property relating to its VertiCrop™ vertical plant growing technology and Tomorrow Garden™ plant kit technology. The conditional purchase  agreement,  retroactively effective to April 1, 2009 between the Company, Glen Kertz, Pagic LP, and West Peak Ventures of Canada Ltd., (the “Agreement”) allows the Company to more effectively commercialize and develop these technologies and will give the Company full ownership of all patents rights, know how, trademarks, research and development, improvements, test and development data, and all other intellectual property rights for VertiCrop™ and Tomorrow Garden™ technologies.

The Agreement terminates the previous master license agreements between Valcent and Pagic LP, and replaces all financial obligations the Company had under that agreement including annual payments, royalty burden, and all other associated licensing costs. The Agreement is part of the corporate reorganization to enable Valcent to effectively move forward with the commercial global rollout of both Tomorrow Garden ™ and Verticrop ™ under the management of Valcent EU, the Company’s wholly owned subsidiary based in the U.K.

For specifics relating to matters hereto, please see the attached press release dated June 4, 2009 and the attached Intellectual Property Sales and Purchase Agreement dated for reference May 28, 2009.

SEE EXHIBIT 10.1

On June 4, 2009 Valcent Products, Inc. issued a press release announcing that it has executed a conditional purchase agreement to acquire all ownership rights and intellectual property relating to its VertiCrop™ vertical plant growing technology and Tomorrow Garden™ plant kit technology.

SEE EXHIBIT 99.1

Exhibit Number	Description of Exhibit

10.1	Intellectual Property Sales and Purchase Agreement- Dated for effect May 28, 2009
99.1                 News Release dated June 4, 2009
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: July 13, 2009	By:	/s/ George Orr
Name: George Orr
Title: Director